UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Q1 2025 Commercial Update

On April 10, 2025, Polestar Automotive Holding UK PLC (“Polestar”) issued a press release announcing its preliminary estimates for global volumes for the first quarter of 2025. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Polestar and Xingji Meizu agree to terminate business cooperation in China

On April 10, 2025, Polestar and Hubei Xingji Meizu Group Co., Ltd. (“Xingji Meizu”) signed a Framework Agreement for Termination (the “Agreement”) to terminate the business of their joint venture company, Polestar Times Technology (Nanjing) Co., Ltd (China) (the “JV”) and transfer the distribution rights to Polestar. As part of the agreement, the JV will take responsibility for settlement of any outstanding financial obligations and remaining liabilities against its business partners, including towards external investors, before the JV ceases its operations.  Finally, the Agreement includes the transfer of certain digital and other assets from the JV with arms-length consideration agreed by the parties, so as to allow Polestar to resume sales, customer service and distribution activities in the Chinese market.

The parties are terminating the business of the JV as a result of a change in market focus and strategy. The parties have agreed to work closely together to ensure a smooth transition. Polestar will remain fully committed to the Chinese market and will continue to pursue its long-term strategy for growth and innovation, whilst protecting its premium brand position in China.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release of Polestar Automotive Holding UK PLC, dated April 10, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: April 10, 2025	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

Date: April 10, 2025	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer